Exhibit (a)(1)(iv)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Turning Point Therapeutics, Inc.

at

$76.00 Net per Share
Pursuant to the Offer to Purchase Dated June 17, 2022

by

Rhumba Merger Sub Inc.

a wholly owned subsidiary of

Bristol-Myers Squibb Company
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
EASTERN TIME, ON JULY 18, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
June 17, 2022
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Rhumba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point Therapeutics, Inc., a Delaware corporation (“Turning Point”), at a purchase price of $76.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:
1.	The Offer to Purchase.
2.
The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.
4.
Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

5.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	Turning Point’s Solicitation/Recommendation Statement on Schedule 14D-9 dated June 17, 2022.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JULY 18, 2022, UNLESS THE OFFER IS EXTENDED OR EARLY TERMINATED (SUCH TIME OR SUCH SUBSEQUENT TIME TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW), THE “EXPIRATION TIME”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 2, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Turning Point, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Turning Point (the “Merger”), with Turning Point continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Merger Effective Time”), each outstanding Share (other than (i) Shares held by Turning Point or held in Turning Point’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of Turning Point who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
The board of directors of Turning Point (the “Turning Point Board”), at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable to, and in the best interests of, Turning Point and its stockholders, (b) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation by Turning Point of the Transactions, (c) agreed that the Merger Agreement is subject to Section 251(h) of the DGCL, and (d) resolved to recommend that Turning Point’s stockholders tender their Shares pursuant to the Offer. Turning Point has been advised that all of its directors and executive officers currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition (as defined below) has not been satisfied, or any of the following other conditions as set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of the Expiration Time: (a) the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”); (b) the representations and warranties of Turning Point as set forth in the Merger Agreement are true and correct, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”); (c) Turning Point having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) Parent and Purchaser having received a certificate executed on behalf of Turning Point by Turning Point’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied; (e) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) will have been received or will have terminated or expired, as the case may be, (ii) there will not be in effect any agreement between Parent, Purchaser or Turning Point and the Federal Trade Commission or the U.S. Department of Justice pursuant to which Parent, Purchaser or Turning Point has agreed not to consummate the Merger for any period of time and (iii) the conditions relating to Antitrust Laws (as defined in the Offer to Purchase) set forth in the disclosure schedule delivered by Turning Point in accordance with the terms of the Merger Agreement will have been met; (f) there not having been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (each of the conditions in this clause (f) and the preceding clause (e) (in the case of this clause (f), as such condition directly relates to the HSR Act, the EU Merger Regulation or any other Antitrust Laws (as defined in the Offer to Purchase) in Germany), the “Regulatory Condition”); (g) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) that is continuing (the “MAE Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms. These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.
Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than to the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.
Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
In order to take advantage of the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, at one of the Depositary’s addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Time and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer and the Depositary must receive timely confirmation of the book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase.
If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,

MacKenzie Partners, Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.